TRANS-ORIENT PETROLEUM LTD.

999 Canada Place
World Trade Centre, Suite 404
Vancouver, B.C. V6C 3E2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
TRANS-ORIENT PETROLEUM LTD.

NOTICE IS HEREBY GIVEN THAT the special meeting (the “Meeting”) of holders (the “Shareholders” or “Trans-Orient Shareholders”) of common shares of TRANS-ORIENT PETROLEUM LTD. (“Trans-Orient”) will be held at the offices of McCullough O’Connor Irwin LLP, Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4, on December 9, 2009 at 10:00 a.m., Vancouver time, for the following purposes:

1.

in accordance with the interim order of the Supreme Court of British Columbia dated November 4, 2009 (the “Interim Order”), to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCA”), the purpose of which is to effect, among other things, the acquisition of all of the common shares of Trans-Orient by TAG Oil Ltd. (“TAG Oil”) through the exchange of the issued common shares of Trans-Orient (“Trans-Orient Shares”) for common shares of TAG Oil (“TAG Oil Shares”) on the basis of one TAG Oil Share for every 2.8 Trans-Orient Shares, as well as certain related transactions, all as more fully set forth in the accompanying management proxy circular (the “Information Circular”) of Trans-Orient; and

2.	to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

TAKE NOTICE that pursuant to the Interim Order, registered holders of Trans-Orient Shares may until 5:00 p.m. (Vancouver time) on December 7, 2009 give a notice of dissent by registered mail addressed to Trans-Orient at its offices located at 999 Canada Place, World Trade Center, Suite 404, Vancouver, British Columbia, V6C 3E2 with respect to the Arrangement Resolution. Registered holders of Trans-Orient Shares who validly dissent from the Arrangement will be entitled to be paid the fair value of their Trans-Orient Shares, subject to strict compliance with Sections 237 to 247 of the BCA, as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement in respect of the Arrangement. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCA, as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement in respect of the Arrangement may result in the loss or unavailability of any right of dissent. The right of dissent and the provisions of the BCA are described in the Information Circular under the heading “Dissenting Shareholders’ Rights”.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Computershare Investor Services Inc., by mail to 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or by hand to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or, if the Meeting is adjourned or postponed, at least 48 hours prior to the start of such adjourned or postponed meeting. The Chair of the meeting may waive the proxy-cut off time without notice. Non-registered holders of Trans-Orient Shares should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein. Failure to do so may result in your Trans-Orient Shares not being voted at the Meeting.

The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is October 28, 2009. Only Shareholders whose names have been entered in the register of Trans-Orient on the close of business on that date will be entitled to receive notice of and to vote at the Meeting.

The Arrangement is subject to shareholder approval pursuant to the Interim Order of the Court and Section 289 of the BCA. Before the Arrangement can become effective, it must be approved by a final order of the Court (the “Final Order”). A copy of the Interim Order and the Notice of Hearing of Application of the Final Order together with the proposed form of the Final Order are attached as Appendix F and Appendix G, respectively, to the Information Circular.

The Information Circular and a form of proxy accompany this Notice.

DATED at the City of Vancouver, in the province of British Columbia, this 30th day of October, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Garth Johnson”

Garth Johnson
President, Chief Executive Officer and Director